Date    7 February 2001
Number  12/01

BHP PETROLEUM APPOINTS CHIEF FINANCIAL OFFICER

BHP Limited (BHP) today announced the appointment of Greg Robinson to the position of BHP Petroleum Chief Financial Officer, effective 15 February 2001.

Mr Robinson will report to the President BHP Petroleum, Philip Aiken.

Mr Aiken said Greg's experience in finance and resources roles will add great value and depth to the Petroleum leadership team.

"In addition to serving on the BHP Petroleum Portfolio Leadership Team, Greg will oversee the Petroleum finance, strategic planning, trading and marketing, forecasting and budgets, accounting, and economic evaluation teams," he said.

"Greg will also work closely with BHP Chief Financial Officer Chip Goodyear as part of the Corporate Finance leadership team."

Mr Robinson was most recently employed with Merrill Lynch as Director Investment Banking Group with shared responsibility for the firm's mining and resources advisory activities. He has an honours degree in Geology from Monash University and an MBA from Columbia University in the United States.

The six member BHP Petroleum Portfolio Leadership Team now comprises:

: President BHP Petroleum: Philip Aiken
: President Integrated Business Development: Mike Weill
: President Deepwater, Discovery & Appraisal: to be appointed
: President Project Development & Operations: Keith Hunter
: BHP Petroleum Chief Financial Officer: Greg Robinson
: BHP Chief Financial Officer: Chip Goodyear

The final appointment to the BHP Petroleum Portfolio Leadership Team is expected to be made in the near future.




Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS
Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS
Dr Robert Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 419 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph: 1 713  961 8625